UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                               Cash Systems, Inc.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    14756B102
                                 (CUSIP Number)


                                December 31, 2007
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [x]   Rule 13d-1(b)
                               [ ]   Rule 13d-1(c)
                               [ ]   Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14756B102                    13G                     Page 2 of 6 pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   AG Asset Management LLC (F/K/A ForstmannLeff LLC)
   20-4311716

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                    5  SOLE VOTING POWER
    NUMBER OF
     SHARES            1,148,306 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          None
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       1,148,306 shares

                    8  SHARED DISPOSITIVE POWER

                       None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,148,306 shares


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                 [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.2%

12  TYPE OF REPORTING PERSON

    IA, OO

                                                               Page 3 of 6 pages

Item 1(a) NAME OF ISSUER:

     Cash Systems, Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     7350 Dean Martin Drive, Suite 309
     Las Vegas, NV  89139

Item 2(a) NAME OF PERSON FILING:

     See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or if none, residence:

     245 Park Avenue, 42nd Floor
     New York, New York  10167

Item 2(c) CITIZENSHIP:

     See Item 4 of the cover pages attached hereto

Item 2(d) TITLE OF CLASS OF SECURITIES:

     Common Stock, $.001 par value

Item 2(e) CUSIP NUMBER:

     14756B102

Item 3 AG Asset Management LLC (F/K/A ForstmannLeff LLC), a Delaware limited liability company, is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (the "Act"). AG Asset Management LLC was formed in April 2006 to acquire substantially all of the assets and investment management contracts of Forstmann-Leff Associates, LLC and its wholly-owned subsidiary FLA Asset Management, LLC.

                                                               Page 4 of 6 pages

Item 4    OWNERSHIP:

    (a)   Amount beneficially owned:
          See Item 9 of the cover pages attached hereto

    (b)   Percent of Class:
          See Item 11 of the cover pages attached hereto

    (c)   See Items 5 through 8 of the cover pages attached hereto

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Various clients of the reporting person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Cash Systems, Inc. No one client's interest in the Common Stock of Cash Systems, Inc. is more than five percent of the total outstanding Common Stock.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 6 pages

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2008


                                                    AG ASSET MANAGEMENT LLC


                                                    By: /s/ Kristin Mariani
                                                    Chief Compliance Officer

                                                               Page 6 of 6 pages

                                                                       Exhibit A

                                    AGREEMENT
                                    ---------

         The undersigned, AG Asset Management LLC, agrees that the statement to which this exhibit is appended is filed on behalf of it.


January 9, 2008

                                                    AG ASSET MANAGEMENT LLC


                                                    By: /s/ Kristin Mariani
                                                    Chief Compliance Officer